news release

Zi Corporation Makes Application to Become Quebec Reporting Issuer

CALGARY, AB, July 12, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has made application to become a reporting issuer to the Autorité des marchés financiers (Quebec Securities Commission, the "Commission"). This application is made in conjunction with the Corporation's planned private placement of securities.

Earlier, Zi announced it had retained Toronto-based Paradigm Capital Inc., to assist the Company in raising an aggregate total of up to CDN $8 million (approximately US $6 million) in a private placement of equity. Under the terms of the agreement between the two companies, Paradigm on a best efforts basis will arrange for the sale of units of Zi Corporation unregistered common stock and warrants at a price of CDN $2.75 per unit.

Each unit will consist of one share of unregistered common stock and one warrant to purchase one half of one share of common stock. For every two warrants, the holder will be entitled to purchase one additional share of unregistered common stock for a period of 24 months at an exercise price of CDN $ 3.25.

The net proceeds after fees and expenses will be used for general corporate purposes. The issuance of units is subject to regulatory approval and does not constitute an offer in the United States. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, Canada or elsewhere.

The Corporation's financial results for the period ended December 31, 2003 contained a qualification that continuing operations are dependent on the Company being able to refinance its borrowings, increase revenue and achieve profitability. In the United States of America, reporting standards for auditors would have required the addition of an explanatory paragraph because the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company believes that a successful conclusion to the above noted financing will address this concern.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There is no assurance that a private placement will be completed for the amount contemplated, or at all. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com